Exhibit 99.3

Science 37 Transcript	Transcribed By: FINSIGHT 589 8th Avenue New York, NY 10018

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David Dobkin LifeSci Acquisition II Corp – CFO

Welcome to the Science 37 and LifeSci Acquisition II Corporate Merger Announcement Investor Webcast. At this time all participants are in a listen only mode. It is now my pleasure to welcome you to the presentation provided by myself, David Dobkin, CFO of LifeSci Acquisition II Corp.

Thank you everyone for joining us today to talk about our merger with Science 37. I’m thrilled to be here with CEO of Science 37, David Coman and Mike Zaranek, the CFO, who will share more about Science 37’s business and the opportunity.

Before we begin, I'd like to remind everybody that the information discussed today is entirely qualified by the disclaimers in the investor presentation.

David Dobkin LifeSci Acquisition II Corp – CFO

I’d like to provide you with a quick overview on the transaction. Upon completion of the proposed business combination, Science 37 will become a publicly-traded company through its merger with LifeSci Acquisition II Corp, a Nasdaq-listed SPAC which we will refer to as “LifeSci” through the rest of the presentation.

We are thrilled to announce the completion of a PIPE in which we have commitments of $200 million in the aggregate at a pro forma equity value of $1.3 billion. We would like to highlight that the investor community showed tremendous support and enthusiasm for this transaction.

In addition to the PIPE, which will close concurrently with the merger, LifeSci is expected to contribute $80 Million cash held in its trust account to the balance sheet of the merged entity upon the consummation of the business combination, assuming no redemptions by LifeSci’s stockholders.

For those of you who do not know, LifeSci Acquisition II Corp. is a SPAC sponsored by an affiliate of LifeSci Partners, a bespoke life sciences services platform. Through its affiliate businesses, LifeSci provides investment banking, corporate communications, investor relations, and venture capital investments to companies, among many other services.

Our SPAC raised approximately $80 million from blue-chip healthcare investors in its IPO in November of 2020. Since then, we’ve been diligently working to identify a truly innovative and novel company to bring to the public markets through a merger. We’ve reviewed well over 200 opportunities, and have had management meetings with over 70 companies. We identified Science 37 as our top choice to move forward with, and we are thrilled to have this opportunity to partner with them as they continue to mature and become a force in the world of clinical research.

Through its various businesses, LifeSci looks to partner with innovative and disruptive companies in the healthcare space, and believes that Science 37 is on the precipice of disrupting the current paradigm of clinical research.

We believe that this combination with Science 37 represents an exciting investment opportunity, and that they will continue to differentiate themselves from their competitors. Their key strengths include market leadership in virtual clinical trials and extraordinary differentiation based on their platform and networks, coupled with a compelling value proposition for their clients. We believe that Science 37’s approach represents the future of clinical trial operations, and that they in a favorable position to continue their expansion in the space

The company is being valued 5.8 times 2023 expected revenue. We think this is an attractive opportunity, and represents a substantial discount to where its publicly-traded peers are trading currently.

David Dobkin LifeSci Acquisition II Corp – CFO

This slide summarizes the terms of the transaction. The transaction is expected to close in the third quarter of 2021. I hope you share our excitement about this opportunity.

With that as an overview, let me turn things over to the management team to walk through some of these things in more detail.

David Dobkin LifeSci Acquisition II Corp – CFO

You’ll hear first from David Coman, CEO of Science 37, and he’ll be joined by Mike Zaranek, who is the CFO.

David Coman Science 37 – CEO

Thanks, David. I'll introduce myself in the context of the rest of the management team:

After spending the first decade of my career marketing everything from AT&T to Xerox, I brought that outside-industry knowledge to the pharma tech space at the turn of the millennium as a Chief Marketing Officer at a company that is now part of the IMS side of IQVIA.

I joined Quintiles, the other side of IQVIA, from 2008-2015 where I became the Chief Marketing Officer while we grew revenue more than $2 billion. During that time, I also independently started something called the digital patient unit.

Prior to joining Science 37, I also served as Chief Strategy Officer at a company called ERT where I led the roll-up of four companies, and generated about $3 billion of enterprise value in less than four years, before leaving after its change in control toward the end of 2019.

I joined Science 37 in November 2019 and was able to hand-pick most of this management team, and I was lucky enough to inherit some incredible talent as well. Together, we assembled what I think may be the best management team in the industry.

One of the people I was able to bring in was Mike Zaranek, and I'll let him introduce himself.

Mike Zaranek Science 37 – CFO

Thanks David.

I’m Mike Zaranek, Chief Financial Officer, at Science 37. I joined Science 37 a year ago after spending the previous 23 years at Quintiles/IQVIA, where David and I worked together across certain businesses and many corporate transactions.

I spent the first 18 years of my career at Quintiles/IQVIA in the Corporate Development group, where I focused on mergers & acquisitions, capital market transactions and investor relations. In that role, I led many M&A transactions and have prior experience across a broad range of capital market transactions including an LBO, an IPO, several secondary offerings, many financings, several divestitures and a spin-off. Immediately prior to joining Science 37, I spent five years as one of three Global Business Segment CFOs, where I had a global remit of 7,000 employees across 30+ countries.

I’ve been in the space for nearly 25 years and have evaluated a significant number of companies that have purported to improve efficiency in clinical development. When David called me about this opportunity, I did a number of channel/reference checks and came back impressed with Science 37. We’ve built on that and accomplished a lot in the last year. Now, we are excited to share with you the growth story of Science 37 and will turn it back to David.

David Coman Science 37 – CEO

Thanks Mike, Beyond the management team, we also are supported by a fantastic board that represents both investors and strategics. It is a highly involved board and an outstanding backstop for our management team.

David Coman Science 37 – CEO

Turning to some highlights about Science 37:

We're disrupting a very large industry totaling an estimated $60 billion.

We're enrolling patients significantly faster, we're retaining patients significantly longer, and we're engaging a much more diverse patient population.

Everything is run on a single, category defining operating system that starts with a unifying technology platform, and is supplemented by an on-demand network of telemedicine investigators and mobile nurses, and integrations into networks and connected devices to expedite clinical trials.

We have exceptionally strong financial performance to date, and we have high expectations in terms of the future growth.

And we believe there are significant growth opportunities ahead in terms of expanding our current model commercially, geographically and technologically. We have rapidly growing adjacencies.

And, there are plenty of M&A opportunities that are at our fingertips.

David Coman Science 37 – CEO

The clinical trial model is ripe for disruption. It's been executed the same way for the last 90 years without a lot of change.

Fundamentally, it starts with a sponsor or CRO setting up a site network around the world. Each of those site networks have their own procedures, processes, technologies, and people, including their own coordinators, investigators, and nurses.

And then the sponsor or CRO flies clinical research associates around the world from site to site to site to confirm that each of those sites are consistent with each other, compliant, and all the data that the site captured on paper at the site is re-entered into a technology system correctly.

All of this infrastructure is ultimately designed to generate patients into the clinical trial, however, only about 8% of the total patient population is ever even approached about joining a clinical trial.

And so, this leads the results on the right-hand side, where you see significant delays in the clinical process, patient dropout rates that are extraordinarily high, and poor participation from diverse populations.

David Coman Science 37 – CEO

Science 37 has pioneered this category now called Decentralized Clinical Trials, which starts with the patients rather than a sites. We identify the patient, matriculate them through the trial using telemedicine investigators and mobile nurses, and execute all on a unified platform in order to generate the data required for sponsors.

We believe we’ve conducted more decentralized clinical trials than anyone else. We're at nearly 100 of them to date, and we've engaged more than 360,000 patients in the process.

More importantly, we’re achieving these results that you see on the right-hand side of the screen, including enrolling patients significantly faster [and I'll talk about this in a case study later], we’re retaining patients throughout the trial up to 28% longer than industry average, and representing the real population. And if you take all the more than 360,000 patients we’ve engaged and compare them to the real population, you'll see that this is representative of that population, which means we're enrolling three times the percentage of diverse patients in our studies than as a traditional trial.

Speed is everything in this category. If we can get a new drug into the market three months faster, it would generate more than $50 million of additional revenue for the pharma company. That’s the low-end of the range. It’s more likely to mean hundreds of millions of dollars in incremental revenue for the pharmaceutical company.

David Coman Science 37 – CEO

Our vision is a bold one: to become the category-defining operating system that powers every clinical trial.

We'll talk about how we're doing that today, and how we’re going to position ourselves for future success on subsequent pages.

David Coman Science 37 – CEO

Let's start with the product-

The product itself has two components. The first is a full stack, end-to-end technology platform, and that platform is supplemented by networks that enable the orchestration of the clinical trials. Those networks are on the left-hand side of the page, starting with patient communities.

Science 37 is not limited to the geographic restrictions of a brick and mortar site. We find our patients through social media associations, provider networks, pharmacy networks and payer networks to be able to deliver patients faster.

We have telemedicine investigators that are on demand and across any therapeutic area or geography, which enables us to access those patients from virtually anywhere.

Our mobile nurses are gig-economy motivated, sourced on demand and managed off of a single SOP to create a more patient-focused, experience that's repeatable.

Our remote coordinators choreograph our studies. They are highly trained, scalable and ensure that all our processes are conformed and repeatable, as opposed to a network of independent brick and mortar sites where each site has their own separate procedures.

We also connect into virtually any clinical device to be able to pull in robust real-time evidence generation into the platform.

Let's take a look inside the technology now.

David Coman Science 37 – CEO

Our technology platform has three layers.

The outer layer, as you might expect, is the user experience to orchestrate the workflow of a trial. The workflow for each of the participants - the patient, the investigator, the nurse and the coordinator - has to be carefully choreographed to ensure the participants can interact together seamlessly, and their individual experiences are extraordinarily simple for them to do.

All of this is important to generate the proper evidence required for the study. This includes patient-reported evidence, clinical conduct data, device data, wearable data, and real-world evidence.

And then we harmonize the data, which could be as simple as managing data queries, or reporting, to more complex integrations with EDC systems and EHR platforms for tokenizing data for long term patient follow up.

We have many features that I won’t go into here today, but I've been in the pharmaceutical technology business for a couple of decades now, and I've never seen a platform that has all these capabilities unified in one place.

The Science 37 workflow experience is unique, so let’s talk about that experience now.

David Coman Science 37 – CEO

Our trials start with ensuring that we have the appropriate communication with our patients so they understand exactly what to expect within a clinical trial in a very friendly manner. Most of our patients are enrolled from the comfort of their own home, and they’re using the device that they're most comfortable with.

Through an app, we connect the patient and the investigator together; and the investigator has the ability to walk the patient through the informed consent and communicate what he or she would expect throughout the trial. The patient ultimately needs to input his or her name and sign within the platform. And once that patient hits the submit button, the patient data or the informed consent in this case is automatically locked into the Operating System with a timestamp for audit purposes later, without the need to re-enter any data.

Now, typically this is done through a piece of paper collected at the site, and then there's a verification that is done through re-entry into an EDC system and then validated later by a CRA. We don't have to do any of that because it's automatically pulled within the platform itself.

David Coman Science 37 – CEO

This is the investigators’ view.

From the last screen, the investigator is required to confirm the patient’s consent. The investigator can see the patient's signature, then the investigator countersigns within the platform. Also, it's time stamped for audit purposes later.

The Operating System pulls in the patient’s electronic medical records into the platform. The investigator has all those data at their fingertips throughout the trial. The calendar of events is visible at the investigator’s fingertips. But more importantly, everything that has to happen on each individual visit is laid out at that investigator’s fingertips.

Now, let's take this in comparison to what happens during a traditional clinical trial where the individual visit, assessments, and procedures are laid out on a piece of paper, color-coded, laminated and shipped to each of the individual sites. And those sites are then required to utilize their own processes in order to matriculate patients through the trial.

Through Science 37, all of those assessments and procedures are laid out within the platform itself, so there's very little ability for an investigator to miss what actually has to happen within each individual patient visit, making compliance utilizing the Science 37 platform, for patients and investigators, significantly higher than what would be done otherwise.

Now let's pull everything together to an individual visit to see what that looks like.

David Coman Science 37 – CEO

The visit likely starts with a remote coordinator. The remote coordinator does what it sounds like: it coordinates the study visit, which includes setting up the time and date, setting up the participants, and that includes the patient, investigator and mobile nurse, and any special instructions. And when the coordinator hits the send button, all of the apps are updated immediately so that all the other parties are aware of the scheduled date.

David Coman Science 37 – CEO

Once the patient and investigator get together, that patient utilizes the app to communicate with the investigator and to capture any of the patient’s outcomes data that’s transmitted directly into the Operating System.

Virtually any assessment that’s done on paper can be digitized into our Operating System.

Importantly, anything that's happening on the left side for the patient is also happening on the right side for the telemedicine investigator, and the telemedicine investigator can follow along so that that investigator can support the patient appropriately.

David Coman Science 37 – CEO

We could also have a nurse at home with the patient, facilitating a six-minute walk test, inspecting an abrasion, delivering chemotherapy, or providing similar services. That nurse typically has his or her own tablet or laptop to be able to capture any case form or outcome data.

We also can have a connected device plugged into the Operating System that is passively generating patient data. We're doing that today with Actigraphy, Emerald, Pillsby, AI Cure and a number of others.

All of those data are being populated into the Operating System at the same time, which is important for two reasons: one, the Sponsor and CROs have real time access to the progress of their study, and, two, more importantly, there is no manual re-entry of data along the continuum. So, there is no need to have a CRA fly around the world to ensure that the paper transmitted properly onto another device as it was done in the traditional study model.

David Coman Science 37 – CEO

We currently focus on three offerings. All three of those offerings start with technology.

We call our first offering a “Decentralized Clinical Trial,” or “DCT”. And this means that we’re performing the entire trial on the platform, we're orchestrating all of the visits and activities, and we're the sole provider delivering for a sponsor.

Our second offering is through a Metasite, and that's of course utilizing our platform, and we're orchestrating the trial. But in this case, we act as a virtual site to supplement a network of traditional sites. So, imagine a traditional study where you set up a network of traditional sites around the world. In aggregate, those sites would be able to target up to 8% of the total patient population. Science 37 then identifies the 92% that’s the rest of the population and matriculates them through the clinical trial.

Our third offering is what we call Technology or Tech Plus. We can configure the technology to do any of the things listed here, and each one of them potentially represents a significant market opportunity in and of themselves.

In addition, we call Tech Plus, which means we can also add any additional network configurations that includes the patient recruitment, coordinators, mobile nurses, investigators, and connected devices.

By having this level of flexibility with our offerings, it enables us to be able to support virtually any phase of clinical study and any indication. And Mike will discuss some of these recent awards in a few moments.

David Coman Science 37 – CEO

Science 37 has an outstanding customer base that includes large pharma, midsize, biotech, academics, governments and NGOs. And we’re highly published and highly renowned, so if you’ll ask, “Who's the leader in Decentralized Clinical Trials?” Science 37 inevitably is the name that you’ll hear in return.

We have tremendous partnerships, including Syneos and PPD, who I’ll address in a minute, in addition to other strategic partnerships that extend the utility of our Operating System in various ways, to enable us to focus on what we do best.

David Coman Science 37 – CEO

Let's spend a moment to talk about a couple of customer case studies.

Both of these case studies are in oncology, but they're very different in the way we're managing them.

The one on the left-hand side is an example of decentralization on a massive scale. In this case, it's for a blood assay to predict colorectal cancer and it's a pivotal study, which means it's going for registration to FDA. This biotech company did what biotech companies usually do. They hired a Clinical Research Organization, that set up a network of sites around the country, and this is a US only study so it was about 100 sites.

And after two months of enrollment, they had about 100 patients enrolled. The problem in this study is that they needed 14,000 patients. And so with 100 in two months, it looked like they were going to be another poor statistic to the traditional trial design.

This company had the foresight to contact us to see if we could split the load and deliver half, 7,000, of the 14,000 patients.

Putting our Operating System into motion, Science 37 sourced patients through our social, associations, our provider networks. And we enrolled those patients directly into our Operating System through our Remote e-Consent platform. Then we utilized the Operating System to trigger a phlebotomy visit to each of the patient's home and then subsequently, we triggered a referral for the patient to go to his or her own local GI clinic for a colonoscopy.

So we pulled each Blood Sample and Colonoscopy Report into our Operating System and then provided those back to a central lab for review.

In this case, unlike the traditional site model, we were able to bring this trial to virtually anyone in the country, versus being limited to the limited population who frequent a smaller number of traditional sites.

After the first month of enrollment, we had already enrolled 2,000 patients. At the halfway point, when we were expected to have enrolled 3,500 patients, we had enrolled nearly 5,400 patients. When we reached 5,400 patients, the site network hadn’t even delivered 1,000 despite months of head start.

The case study on the right side of this slide is much more focused on a smaller population. In this case, it was for a Phase IV breast cancer study and a top 10 pharma company.

The sponsor in this case knew who the investigators were, and the investigators knew who their patients were. So, we onboarded the investigators to train them on our platform. It took us about a half day to be trained -- and this goes to the simplicity message I talked about earlier.

And the investigators instructed patients to consent through the platform like we showed you earlier, and subsequent visits come from the comfort of the patients own home. We utilized a third party to distribute the investigational product to nurses who came to the patients’ homes and delivered the chemotherapy into the patient’s ports while the patients sat on a couch in their living room, rather than sitting in an office.

Similar to what I showed earlier, the nurse was able to input any data into a tablet or laptop, and the patient could enter any ePRO on their handset, and we teleported the investigator into the room through the telemedicine platform -- triangulating the investigator, patient, and nurse together to manage the care properly for that clinical trial.

I didn't even mention the fact that this was executed four times faster in the study startup mode, and I'll leave you to read the quote at the bottom right-hand side, which is the executive group medical director of this top 10 pharma company.

David Coman Science 37 – CEO

Let’s talk about the competitive environment and why Science 37 wins.

We think about the competitive environment in two axes: the y axis is trial orchestration, and the x-axis is technology players, because Science 37, uniquely, can do both.

Let’s start with trial orchestration:

The pinnacle of trial orchestration is the clinical research organization. The reality is that tech is not in the CRO’s DNA. The Decentralized Clinical Trial model requires significantly different SOPs than what they're set up with, and decentralization has the risk of cannibalizing their core business.

This is why PPD made the decision in 2019 to invest in Science 37, why Syneos just announced Science 37 as one of its decentralized clinical trial partners, and why PPD is taking that relationship further, by utilizing our software-as-a-service to power their decentralized clinical trials going forward.

We're having similar conversations with the rest of the CROs and frankly, we don't see CROs as a competitor at all.

David Coman Science 37 – CEO

We really see ourselves as the Operating System to help power CROs today and into the future.

Now, let's talk about technology players.

The reality of the technology players is the vast majority of them are focused on making the traditional site-based trial more efficient. As a result, we don't encounter the majority of the technology providers in the competitive roadmap.

We see most of them as points solutions for us today and into the future and there are a couple of players that are to the far right of the spectrum that are still making announcements for technology innovations that Science 37 announced before Mike and I even arrived at Science 37 almost a year and a half ago.

In addition, none of the providers on the tech row have the networks like Science 37 to be able to fully orchestrate decentralized clinical trials. Having this experience creates a competitive moat and a virtuous learning cycle that ensures we continue to stay ahead of our competition today and into future.

David Coman Science 37 – CEO

Let's talk about the future.

We don't believe the future of clinical research is going to be trapped in the definitions of traditional site-based clinical trials or Decentralized Clinical Trials.

In fact, we believe the future of clinical trials is going to be much more agile. It's going to be a world where providers - and I'm using that word intentionally - not investigators, but providers are going to be engaged to become investigators, whether they be at a traditional site, or a research naïve facility or a telemedicine clinic.

Patients may be participating from the comfort of their own home, at a site, or some combination thereof and patient procedures will be done in some combination of home, site and/or nearby care facility.

In the future, you’re going to have to have the ability to activate any provider and any patient, regardless of premises. You going to have to have a network of traditional providers, telemedicine providers, mobile nurses, and remote coordinators. Most importantly, you’re going to have to have a flexible operating system to seamlessly navigate between the on premise and off premise experience.

Science 37 is best positioned to win as the Operating System of this agile clinical trial of the future, because we’re already executing it today. We’re actively engaged on a massive study as a Metasite for a subset of the patients, managing them just as we've discussed with telemedicine investigators and mobile nurses. But more importantly, we're utilizing the platform across not just the Metasite, but across all the sites on the clinical trial.

So, we are the EDC system, we are the CTMS system, and we're the source data capture system for the entire trial.

David Coman Science 37 – CEO

As you can see, it's a very large market that we're dealing with.

David Coman Science 37 – CEO

Science 37 is going to continue to grow as we make investments to our core, geographically, commercially and technologically.

We're going to expand into new markets, including our support of the CRO market as we discussed. Penetration into the eCOA market, which is a $2 billion industry. Real world evidence, where we have very limited dedicated focus on today, but we have the basic infrastructure from which we can expand dramatically. And, clinical care, and diversity both of which are additional markets from which we can expand.

We're going to continue to extend what we're doing here, to further enable that agile clinical trial, including extending our network, technology and analytics capabilities to further disrupt this $60 billion market and construct the category defining operating system of the future.

Now let me turn it over to Mike. He’s going to talk a little bit about our performance.

Mike Zaranek Science 37 – CFO

Thank you, David.

We're going to talk about a number of metrics here, and describe them in terms of where we've been, where we are today, and where we're going into the future. I think what you're going to conclude is that one of the key themes here is the story about momentum.

Just to level set in terms of understanding what we have on the slide, on the left side of the slide, we have our qualified sales funnel over time. From a definitional standpoint, just to be really clear, in order to get into that qualified sales funnel, the opportunity has to be a proposal. These figures do not include speculative or prospecting opportunities. They are actionable opportunities that we’re currently pitching. Over time from Q1 2020, to Q1 2021, we've been successful in growing our qualified sales funnel, from about $60 million to almost $250 million.

I’d like to point out a couple of things there in terms of that growth.

Number one, as we look at the numbers from 2020, for a good portion of 2020, we had a total of four customer facing business developers, or “BD”s. We've since increased that up to 12. However, we're still quite small relative to some of the other players in the space but are looking to put significant investment against this function in 2021 and beyond in order to address the market opportunity. What I'm pleased to report is that we've been able to see a significant momentum shift into 2021, as a number of the new hires have been able to build out their respective pipelines. So we see a big stair step increase from Q4 2020 to Q1 2021. And as we sit here today, our qualified sales funnel has grown beyond the $248 million at the end of Q1 2021.

Another thing to point out on the left side is that the momentum shift there in the 2021 is coinciding at a time when most of the sites across the industry from a traditional standpoint are opened. So we believe, and we'll show you more data on this as we go through the rest of the slides, that there's been a fundamental shift in how companies, our customers, are looking at conducting clinical research in terms of utilizing DCT capabilities. We believe that we're the beneficiary of that secular trend.

On the right side of the page, we've outlined for you our gross and net bookings. Again, from a definitional standpoint, we report bookings on an as contracted basis, and you can see for the trailing 12 months ending Q1 2020, we were at $14 million in gross bookings. We’ve seen significant growth since then and we've booked in excess of $100 million for the 12 month period ending Q1 2021.

Another thing to note is that we had a record quarter in the first quarter, in terms of both gross and net bookings, which continues to play into that momentum story in terms of how we’ve built out the qualified sales funnel.

The last thing I would mention is that you can see a difference between gross and net bookings, and those relate to negative change orders and or cancellations. I'm pleased to report we've not had much of either of those on a relative basis.

Mike Zaranek Science 37 – CFO

Now, I'd like to speak about some of the representative projects that we’ve had over the last 12 months from our gross bookings.

As David outlined earlier in his remarks, we've had strong success penetrating different customer segments from biotechs all the way up to and including large pharma. We have color coded on the graph on the slide here each of our three offerings: the Tech Plus, the Metasite, and the full Decentralized Clinical Trial or DCT. Remember, all three are underpinned by our tech platform.

One of the things that I'd like to point out is that we are seeing an increasing project size, and we'll walk you through some of the stats on that going forward. As you can see, we have gotten into some of the accounts where the counterparty within the pharma company is holding a meaningful P&L. So it's not unusual for us now to see opportunities in the mid-single digit millions all the way up through and including $20 million plus, and you can see we've won a number of those opportunities on this page.

Another thing I would like to point out is that we've been successful in selling these offerings across a multitude of different therapeutic areas, including some which are highly complex. You can see some of those examples on this slide.

We believe this model plays well, in terms of anything from Phase II through Phase IV. We are in the process of doing a number of pivotal Phase III trials as Dave mentioned. So, given the relative importance of these types of studies to our customers, we believe that this speaks to their confidence in terms of our ability to execute.

Finally, I'd like to point out that we have had initial success in the real-world evidence (or RWE), and you can see a number of Phase IV wins. We have made modest investments in that space to date but we're looking to significantly invest there because we believe the fit for that type of offering with our platform and our model is really strong. As David walked you through earlier, we see RWE as a potential growth engine going forward.

Mike Zaranek Science 37 – CFO

In the upper left side of this page, you’ll see we've had an increase in our average contract size. It has actually increased 80%, year over year from $1.4 million to $2.5 million.

Based on what we have seen in the qualified sales funnel, our expectation is that this could potentially increase going forward. As we look at that qualified sales funnel, at the end of Q1 2021, just north of two thirds of that came from projects that are $3 million or more in project size, and about 20% are coming from projects that are $10 million or more in size. So, we're starting to see bigger and bigger project sizes, which bodes well for our ability to scale and grow revenues.

We've had a number of successes in terms of penetrating some of the large pharma accounts where we follow the land and expand strategy and we have a dedicated cohort of our BD team that focuses on that customer set. In addition to that, we've also focused on bringing in new accounts. We also have a cohort of our BD team focused on that. As you can see, in that middle graph on the left, we have brought in a number of new accounts over the last few quarters and have done so in an increasing level of momentum over that period.

In terms of our net promoter score of 40, we believe that's really strong and compares favorably to other players in the space.

On the right side of this page, we've outlined for you our net bookings and you can see a big increase from 2019 to 2020, going from $12 million to $56 million. Add we're off to a strong start here in early 2021. As I mentioned earlier, we've won approximately $40 million in the first quarter alone, which was a record quarter for us. Remember that $40 million is against our forecast of $119 million for the full year 2021. When you couple that with the fact that we exited the first quarter with an expected $248 million level in qualified sales funnel, that puts us in a really strong position to be able to deliver on our forecast.

We're making significant investments in our BD team as well as our marketing function to really capitalize and drive further demand for our offerings and services. Based on the market opportunity that David discussed and the investments we’re making, we see a path to be able to deliver over $400 million worth of net bookings by 2025.

Mike Zaranek Science 37 – CFO

So we discussed the momentum of the sales funnel, and we discussed the momentum in terms of what we've been able to bring in terms of the bookings. Now, let's discuss the translation of those factors into revenues and profits as well.

On the left side of the slide, you can see our revenue is projected to increase by more than 100% this year, growing to an expected $52 million. We feel very good about being able to achieve that as we exited the first quarter with a coverage level expected to be 81%, which is a high number for us. That 81% represents the year-to-date revenue recognized through the first quarter, as well as the contractual backlog for the remaining three quarters of this year. In order to get that extra roughly $10 million above the 81% Q1 coverage for 2021, we have the $248 million qualified sales funnel. So we feel good about our ability to pull $10 million of revenue out of that funnel.

As I mentioned before, in terms of this point in time, we expect to deliver $119 million in net bookings for the full year 2021, which should put us in a very good position to be able to deliver more than $100 million of revenue in 2022, that would result in an expected revenue CAGR of more than 100% from 2020 to 2022.

The forecasted revenues that you see in the outer years from 2023 onward flow from the net bookings that I outlined on the previous slide, which represent a function of the increase in market penetration for Decentralized Clinical Trials that we anticipate happening, as well as the investments that we're making across our go to market and marketing teams to capitalize on that opportunity. That should put us on the path to deliver north of $360 million in expected 2025 revenues.

On the right side of the slide, we've outlined our gross profit and gross margin. There's really a story of gross margin expansion here. In 2020, one of the first things we did as the demand started to increase for us and after I joined was to evaluate the company’s pricing strategy (principally from 2018 through early 2020). What we concluded was that we really needed to tear down some of that old legacy pricing and build it back up. We determined that historically we had been going to market with margin profiles that were too low and did not reflect the value we could provide. In addition, we looked at the underlying cost coverage, and in effect raised our rates to ensure we were covering our costs appropriately. This revised pricing strategy was completed in Q4 2020.

Now we've started to see the benefit of this revised pricing strategy and that's manifested itself in a number of ways.

Number one, we have actually seen an increase in our strike rate in terms of what we've been able to convert versus what versus what we had in the qualified sales funnel in terms of gross bookings.

Number two, we've been able to see a sequential increase in gross margin in each of the four months since we instituted our new pricing strategy in Q4.

Third, we have increased the governance around the pricing margin profiles such that everything going out the door fits our prescribed pricing/margin thresholds. Any potential exception to that must be approved by David, me, and a couple of other members of the senior leadership team. We have pretty good at compliance across the organization at north of 90%. So, now we're really looking at it on an exception basis from a margin profile standpoint.

We feel very good about the ability to achieve our expected 2021 margin profile just based on what we're selling now and that should increase over time. However, what we're seeing is the fact we still have to play out the backlog that was sold at the legacy pricing. We expect that this will continue to impact our results for the remainder of 2021 and into the first half of 2022. We believe that we have structured the pricing such that we'll be able to deliver on these margin profiles to get to a mid 50% margin profile in the outer years here.

Mike Zaranek Science 37 – CFO

We talked about the revenues and we talked about the gross profit. One of the things I wanted to point out on this slide is we're being intentional in terms of why we're looking to raise this money.

We're looking at making significant investments on an organic basis, and that will really fuel our future growth. David walked you through some of the growth engines in terms of where we're looking to invest and how we're looking to grow. One major area for investment is around building out our tech capabilities. We believe that our platform as it stands now is second to none and it underpins all of our offerings, but there's still more work that can be done. David discussed the focus point for this investment area previously.

Additionally, we have some geographic expansion that we're looking to do, and we’re looking at entering in a more meaningful way, some key markets for us like real-world evidence.

David and I each have spent more than 20 years in the space and we recognize that from a quality and regulatory compliance perspective, you really need to ensure that you've got that solidified, particularly as we're looking at going through a pretty massive growth curve here. So we're putting meaningful dollars to play in terms of building out those capabilities because we've seen elsewhere, if you have something go wrong, at a large pharma account, you might be in the penalty box for a number of years. So we're looking to try to mitigate that from a risk standpoint.

Finally, we're looking at building out the infrastructure to support this level of growth growing from where we were in 2020, up to north of an expected $360 million in forecasted revenues by 2025. We're doing that intentionally from the investment standpoint and we're doing that such that it impacts our adjusted EBITDA margin in the near term. Longer term based on the mix of business from the tech as well as the orchestration services, we believe that the adjusted EBITDA margin profile for this company can be in the high 20% to 30% range.

Mike Zaranek Science 37 – CFO

On this slide, we've outlined how Science 37 stacks up versus some other public company disruptors across the broader space.

We believe that we compare very favorably from a revenue standpoint, in terms of our forecasted CAGR of 87%, from 2021 to 2023. And on the bottom graph, you can see how we compare to the comps on an enterprise value divided by estimated 2023 revenues.

Mike Zaranek Science 37 – CFO

On this slide, we've grouped the cohorts across the disruptive healthcare technology platforms, the drug discovery enablement companies and the vertical software companies, and the messaging remains the same. Compared to the averages of those three cohorts: we have a superior revenue CAGR at 87% and you can see how we compare to the comps on an EV/2023 estimated revenue expected basis.

Now I'd like to turn it back over to David to wrap up.

David Coman Science 37 – CEO

Thanks, Mike. In summary, we believe that we have an outstanding road ahead of us.

We are disrupting a very large industry. We are the operating system that's defining the category of the future.

Our financial performance to date has been prodigious, and our outlook ahead is limitless.

Thank you for joining us on our journey.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Science 37 and LifeSci, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Science 37 and the markets in which it operates, and Science 37’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of LifeSci’s securities, (ii) the risk that the transaction may not be completed by LifeSci’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by LifeSci, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of LifeSci and Science 37, the satisfaction of the minimum trust account amount following redemptions by LifeSci’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Science 37’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Science 37 and potential difficulties in Science 37 employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Science 37 or against LifeSci related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of LifeSci’s securities on the NASDAQ, (x) the price of LifeSci’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Science 37 plans to operate, variations in performance across competitors, changes in laws and regulations affecting Science 37’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the potential adverse effects of the ongoing global COVID-19 pandemic. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LifeSci’s Registration Statement on Form S-1, the registration statement on Form S-4 and proxy statement/prospectus described below and other documents filed by LifeSci from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Science 37 and LifeSci assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Science 37 nor LifeSci gives any assurance that either Science 37 or LifeSci will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Science 37 and LifeSci. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. LifeSci intends to file a registration statement on Form S-4 that will include a proxy statement of LifeSci, a consent solicitation statement of Science 37 and a prospectus of LifeSci. The proxy statement/consent solicitation statement/prospectus will be sent to all LifeSci and Science 37 stockholders. LifeSci also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of LifeSci and Science 37 are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by LifeSci through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by LifeSci may be obtained free of charge from LifeSci’s website at www.lifesciacquisition.com/spac-2/ or by written request to LifeSci at LifeSci Acquisition II Corp., 250 West 55th Street, Suite 34, New York, NY 10019.

Participants in Solicitation

LifeSci and Science 37 and their respective directors and officers may be deemed to be participants in the solicitation of proxies from LifeSci’s stockholders in connection with the proposed transaction. Information about LifeSci’s directors and executive officers and their ownership of LifeSci’s securities is set forth in LifeSci’s filings with the SEC, including LifeSci’s Registration Statement on Form S-1, which was filed with the SEC on October 14, 2020. To the extent that holdings of LifeSci’s securities have changed since the amounts printed in LifeSci’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.